                                                         Filed by Spyglass, Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                  Under the Exchange Act of 1934

                                                 Subject Company: Spyglass, Inc.
                                                   Commission File No. 000-26074


THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY SPYGLASS, INC. ON APRIL 19,
2000

SPYGLASS REPORTS $9.1 MILLION REVENUE FOR SECOND QUARTER AND NET INCOME OF 74 CENTS PER SHARE, INCLUSIVE OF ONE-TIME TRANSACTIONS

QUARTERLY REVENUE INCREASES 50 PERCENT ON A COMPARABLE BASIS WITH PRIOR YEAR; NET INCOME EXCLUDING NON-RECURRING ITEMS INCREASES TO 3 CENTS PER SHARE

Naperville, Ill. -- Wednesday, April 19, 2000 - Spyglass(R) Inc. (NASDAQ: SPYG) today announced that its revenue for the second quarter ending March 31, 2000 was $9.1 million, an increase of 50 percent on a comparable basis, excluding $1.4 million of prior year second quarter revenue associated with SurfWatch Software, a business Spyglass sold in November 1999.

Spyglass reported second quarter earnings per share of 74 cents inclusive of an after-tax gain of $14.3 million, or 72 cents per share, associated with the sale of one-third of Spyglass' investment in JSB Software Technologies, PLC (EASDAQ:
JSBS). This compares to earnings of 1 cent per share in the corresponding prior year period. On a comparable basis, Spyglass earnings per share improved to 3 cents in the second quarter of 2000, excluding non-recurring items, from a loss of 4 cents in the second quarter of 1999, excluding the SurfWatch financial results.

Spyglass ended the fiscal 2000 second quarter with $81.9 million cash and short-term investments, excluding the investment in JSB, as compared to $29.3 million at the end of fiscal 1999. As of April 18, 2000, the remaining investment in JSB held by Spyglass had a market value of $42.1 million.

"Spyglass' continued success in expanding our customer base, enhancing our worldwide solutions delivery organization and developing market-leading Internet technologies was paramount to achieving the second quarter financial performance," said Douglas Colbeth, Spyglass chairman and chief executive officer.

During the fiscal 2000 second quarter, Spyglass achieved a number of important milestones including:

* Shipping SPYGLASS DEVICE MOSAIC 4.0, a breakthrough technology optimized for next generation interactive television products, including televisions, digital set-top boxes and chipsets. Enhancing the feature-set to support ATVEF and the latest Internet standards, such as HTML 4.0, ECMAScript/JAVAScript, Cascading Style Sheets, SSL and HTTP allows Spyglass customers to leverage the rich Web content available today and deliver a truly enhanced television experience.

* Licensing Spyglass Device Mosaic, Spyglass Device Mail and Spyglass MicroServer technologies to SONY ELECTRONICS INC. for use on Sony's digital cable set-top box. This agreement expands Spyglass' existing relationship with Sony under a separate licensing and professional services agreement announced April 1999.

* Licensing Spyglass Prism and providing Spyglass Professional Services to MYWAY.COM, a leading developer and distributor of custom portal technologies and services. Spyglass Prism content delivery and transformation platform allows MyWay.com to efficiently deliver content to users of the MyWay.com portal, regardless of the users' browser or device type.

* Establishing reseller channels for Spyglass Prism. MITSUI & CO. LTD. and OPENBASE INC. will sell Spyglass Prism in the Japanese and Korean markets, respectively. Teaming with these leading service providers will expand Spyglass' presence overseas by providing localization and other customer-support services.

* Establishing a new wholly-owned subsidiary in Japan, SPYGLASS K.K., to allow Spyglass to develop and market applications closer to its customers in Japan and other Asian markets.

* Launching SPYGLASSMOBILE.COM, a demonstration news and information portal which showcases Spyglass Prism transformation technology, enabling Web content for a variety of mobile devices.

Colbeth noted that Spyglass' pending merger agreement with OpenTV will create a market leading software platform company for the delivery of interactive content and applications to televisions and wireless devices. The OpenTV (NASDAQ: OPTV) digital television software platform has been deployed by 25 satellite and cable television operators worldwide to date and enjoys a leading market share, currently deployed on over 6.1 million set-top boxes.

"Becoming an integral part of the OpenTV interactive software platform is a critical step in our strategy to establish a pervasive applications and services presence within the Internet infrastructure for television and mobile devices. With the addition of Spyglass' comprehensive professional services capabilities, OpenTV will have the capacity to accelerate the deployment of interactive content and services by their customers," Colbeth added.


ABOUT SPYGLASS

Spyglass (NASDAQ: SPYG) is a leading provider of strategic Internet consulting, software and professional services that enable content providers, service operators and device manufacturers to capitalize on the potential of the Internet. Market-leading companies using Spyglass solutions include GTE, Microsoft, Motorola, NEC, Nokia, Sony, TeleCruz, Thomson Consumer Electronics, WorldGate and Xerox. Spyglass is headquartered in Naperville, Ill. and has regional offices in Lexington, Mass., Silicon Valley, Calif., and London, along with a wholly owned subsidiary in Tokyo, Japan. Visit HTTP://WWW.SPYGLASS.COM for more information.

Spyglass and the Spyglass logo are trademarks or registered trademarks of Spyglass, Inc., in the United States and other countries. Mosaic is a trademark of the University of Illinois. (Other technologies and brand names are trademarks or registered trademarks of their respective companies.) This release contains information about management's future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors including failure of the merger transaction with OpenTV to close due to the failure to obtain regulatory, shareholder or other approvals, the risk that OpenTV and Spyglass (the "Combined Company") businesses will not be integrated successfully and unanticipated costs of such integration, failure of the Combined Company to retain and hire key executives, technical personnel and other employees, failure of the Combined Company to manage its growth, failure of the Combined Company to successfully manage its changing relationship with customers, suppliers and strategic solution center customers, consummation of binding agreements with prospective business partners, competition, development of the marketplace, the timing of the execution and recognition of revenues under new agreements, the ability to close and execute large multi-year contracts, product development, technological change and other factors that are discussed in the company's annual report on Form 10-K for the year ended September 30, 1999 and other documents periodically filed with the SEC.


                                       ***


For a detailed discussion of the cautionary statements described above and other cautionary statements, please refer to the proxy statement/prospectus to be filed by Spyglass, Inc. and OpenTV Corp. as described below, as well as the companies' filings with the Securities and Exchange Commission, especially in Spyglass' annual report on Form 10-K for the year ended September 30, 1999 filed December 22, 1999 and in OpenTV's Form F-1 Registration Statement filed on November 19, 1999, as amended, and other documents periodically filed with the Securities and Exchange Commission. Spyglass undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Spyglass, Inc. its officers and directors may be deemed to be participants in the solicitation of proxies from Spyglass shareholders with respect to the transactions contemplated by the merger agreement referenced in the foregoing information. Information regarding such officers and directors is included in Spyglass' annual report on Form 10-K for the year ended September 30, 1999 filed with the SEC on December 22, 1999. This document is available free of charge at the SEC website at www.sec.gov and from the Spyglass contact listed below.

THIS PRESS RELEASE IS BEING FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE14A-12 UNDER THE EXCHANGE ACT OF 1934. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER OF SALE OF SECURITIES. SHAREHOLDERS OF SPYGLASS, INC. AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHICH WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-4 TO BE FILED BY OPENTV CORP. IN CONNECTION WITH THE MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. AFTER SUCH DOCUMENT IS FILED, IT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM SPYGLASS, INC. THROUGH THE CONTACTS LISTED BELOW.

Contact:

Amanda Ingalls, Spyglass, Inc. (Press)
1.630.245.6512 or aingalls@spyglass.com

Bruce Beerbower, Spyglass, Inc. (Investors/Analysts)
1.630.245.6656 or bbeerbower@spyglass.com

                                 SPYGLASS, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                               THREE MONTHS ENDED MARCH 31,   SIX MONTHS ENDED MARCH 31,
(In thousands, except per share amounts)           2000          1999            2000          1999
--------------------------------------------------------------------------------------------------------
Net revenues:
     Internet technology                          $ 3,326      $  4,252       $  6,637       $  6,117
     Service                                        5,754         3,167         10,656          7,074
                                                  -------      --------       --------       --------
        Total net revenues                          9,080         7,419         17,293         13,191

Cost of revenues:
     Internet technology                              135           460            414            771
     Service                                        3,799         1,979          7,117          3,877
                                                  -------      --------       --------       --------
        Total cost of revenues                      3,934         2,439          7,531          4,648
                                                  -------      --------       --------       --------
Gross profit                                        5,146         4,980          9,762          8,543

Operating expenses and other:
     Sales and marketing                            2,143         2,131          4,278          4,305
     Research and development                       1,290         1,824          2,872          3,645
     General and administrative                     1,681         1,285          3,776          2,863
     Restructuring & other one-time charges           300            --          1,159             --
                                                  -------      --------       --------       --------
        Total operating expenses and other          5,414         5,240         12,085         10,813
                                                  -------      --------       --------       --------

Loss from operations                                 (268)         (260)        (2,323)        (2,270)

Gain on sale of Surfwatch                              --            --         27,380             --
Gain on sale of JSB Marketable Securities          26,784            --         26,784             --
Other income, net                                     908           369          1,436            686
                                                  -------      --------       --------       --------

Income (loss) before income taxes                  27,424           109         53,277         (1,584)

Income tax provision                               12,811            --         13,852             --
                                                  -------      --------       --------       --------

Net income (loss)                                 $14,613*     $    109       $ 39,425**     $ (1,584)
                                                  =======      ========       ========       ========


Net income (loss) per common share - basic        $  0.86*     $   0.01       $   2.35**     $  (0.10)
Net income (loss) per common share - diluted      $  0.74*     $   0.01       $   2.05**     $  (0.09)

Weighted average number of common
     shares outstanding-basic                      16,921        16,049         16,759         15,830
                                                  =======      ========       ========       ========
Weighted average number of common
     shares outstanding-diluted                    19,818        17,403         19,245         17,476
                                                  =======      ========       ========       ========

* Includes an after-tax gain on the sale of JSB Marketable Securities of $14,272, or $.72 per share - diluted

** Includes an after-tax gain on the sale of JSB Marketable Securities and SurfWatch of $40,664, or $2.11 per share - diluted

                                 SPYGLASS, INC.
                           CONSOLIDATED BALANCE SHEETS

                                                                                   (Unaudited)
                                                                                     MARCH 31,    SEPTEMBER 30,
(In thousands, except share amounts)                                                   2000          1999
---------------------------------------------------------------------------------------------------------------
                                                  ASSETS

Current assets:
     Cash and cash equivalents                                                       $  65,224       $ 18,613
     Short-term investments                                                             16,645         10,735
     Marketable securities - JSB                                                        25,067             --
     Accounts receivable, net of allowance for
        doubtful accounts of $489 and $494, respectively                                 5,107          8,731
     Unbilled accounts receivable                                                        1,779            899
     Prepaid expenses and other current assets                                           2,300          2,420
                                                                                     ---------       --------
        Total current assets                                                           116,122         41,398

Properties and equipment, net                                                            4,404          3,897
Investment in restricted securities - JSB                                                4,000             --
Other assets                                                                               447            478
                                                                                     ---------       --------
        TOTAL ASSETS                                                                 $ 124,973       $ 45,773
                                                                                     =========       ========

                                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                                                $   2,663       $  2,396
     Royalties payable                                                                     299            397
     Deferred revenues                                                                   1,664          1,477
     Income taxes payable                                                                  114             --
     Deferred income taxes                                                               8,216             --
     Accrued compensation and related benefits                                           1,773          1,680
     Accrued expenses and other liabilities                                              1,016            249
                                                                                     ---------       --------
        Total current liabilities                                                       15,745          6,199
Long-term deferred revenues                                                                110            326
                                                                                     ---------       --------
        Total liabilities                                                               15,855          6,525
                                                                                     ---------       --------

Stockholders' equity:
     Common stock, $.01 par value, 50,000,000 shares authorized,
        17,215,171 and 16,581,731 shares issued and 17,205,273
        and 16,504,517 shares outstanding, respectively                                    171            165
     Additional paid-in capital                                                         80,246         62,221
     Retained earnings (deficit)                                                        17,231        (22,194)
     Accumulated other comprehensive income                                             12,851             --
     Treasury stock at cost, 9,898 and 77,214 shares, respectively                         (55)           (56)
     Unamortized value of restricted stock issued                                       (1,326)          (888)
                                                                                     ---------       --------
        Total stockholders' equity                                                     109,118         39,248
                                                                                     ---------       --------
        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                   $ 124,973       $ 45,773
                                                                                     =========       ========